EXHIBIT 24.1



We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of USF&G Corporation for the registration of $600 million of its debt securities, preferred stock, common stock and warrants, and to the incorporation by reference therein of our report dated February 22, 1993 with respect to the consolidated financial statements of USF&G Corporation incorporated by reference in its Annual Report (10-K) for the year ended December 31, 1992, and the related financial statement schedules included therein, filed with the Securities and Exchange Commission.


    /s/  ERNST & YOUNG

Baltimore, Maryland
January 20, 1994